UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File No. 001-02217

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

(Full title of the plan)

(Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza
Atlanta, Georgia  30313
(Address of the plan and address of issuer’s principal executive offices)

THE COCA-COLA COMPANY

THRIFT & INVESTMENT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2010 and 2009

and for the Year Ended December 31, 2010

with Report of Independent Registered Public Accounting Firm

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2010 and 2009

and for the Year Ended December 31, 2010

BANKS, FINLEY, WHITE & CO.

CERTIFIED PUBLIC ACCOUNTANTS

To The Coca-Cola Company

Benefits Committee

The Coca-Cola Company

Atlanta, Georgia

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of The Coca-Cola Company Thrift & Investment Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BANKS, FINLEY, WHITE & CO.

College Park, Georgia

June 29, 2011

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
ASSETS

Investments (Notes 3 and 4)	$1,815,602,938	$1,617,403,763
Notes receivable from participants	21,797,007	21,596,441
Accrued interest receivable	125,256	124,491
Due from broker for securities sold	527,696	84,155

NET ASSETS AVAILABLE FOR BENEFITS	$1,838,052,897	$1,639,208,850

Refer to Notes to Financial Statements.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions to net assets:

Investment income:
Net appreciation in fair value of investments	$198,567,862
Dividend income from common stock	25,487,475
Interest and dividend income	16,739,112
Total investment income	240,794,449

Interest from participant loans	935,033

Contributions:
Employer	24,199,556
Participants	67,516,661
Rollovers from other qualified plans	2,768,856
Total contributions	94,485,073

Total additions	336,214,555

Deductions from net assets:

Distributions to participants	137,260,255
Administrative expenses	110,253

Total deductions	137,370,508

Net increase in net assets available for benefits	198,844,047

Net assets available for benefits, beginning of year	1,639,208,850

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$1,838,052,897

Refer to Notes to Financial Statements.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Note 1 — Description of Plan

The following description of The Coca-Cola Company Thrift & Investment Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was originally adopted effective July 1, 1960 and was amended and restated effective January 1, 2010. The Plan is a defined contribution pension plan covering employees of The Coca-Cola Company and its participating subsidiaries (the “Company”), with the exception of employees represented by bargaining units which have not negotiated coverage and others listed in the Plan document. Eligible employees may begin participating in the Plan upon hire with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Plan is administered by The Coca-Cola Company Benefits Committee (the “Committee”) which, as Plan Administrator, has substantial control of and discretion over the administration of the Plan.  Bank of America, N.A. is the trustee of the Plan (the “Trustee”).

Contributions

The election to contribute to the Plan by employees (“Participants”) is voluntary. Participant contributions are in the form of payroll deductions with the Company currently making a matching contribution equal to 100% of the first 3% of compensation contributed by a Participant each payroll period, subject to certain limitations imposed by the Internal Revenue Code (the “Code”). All Company contributions are initially invested in the common stock of The Coca-Cola Company.  Participants may redirect all or any of these Company contributions into other investment options in the Plan.

Participants may contribute to the Plan with “Before-Tax” dollars and/or “After-Tax” dollars. “Before-Tax” contributions are not subject to current federal income taxes but are subject to Federal Insurance Contributions Act (“FICA”) taxes. “Before-Tax” and “After-Tax” contributions are limited in total to 25% of compensation, subject to certain limitations. For 2010, the maximum “Before-Tax” annual contribution amount under the Code was $16,500.

Participants who are age 50 or older by the end of the year may make additional “Catch-Up” contributions with “Before-Tax” dollars provided certain Plan or Internal Revenue Service limits have been met. For 2010, the maximum “Catch-Up” contribution amount was $5,500.

All contributions are paid to the Trustee and are invested as directed by Participants and the Company. Participants may direct their contributions into a money market fund, common stock of The Coca-Cola Company, collective trust funds and mutual funds with various investment objectives and strategies. Participants are allowed to roll over account balances from a previous employer’s tax-qualified retirement plan or Individual Retirement Accounts into the Plan.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1 — Description of Plan (Continued)

Vesting

Participants are immediately vested in their salary deferral contributions and related earnings, while vesting in Company contributions and related earnings is based on a graduated schedule over a three-year period as follows: 33% after one year of service; 67% after two years of service; and, 100% after three years of service.

Forfeited Accounts

Forfeited amounts are generally used to reduce employer contributions or pay administrative expenses of the Plan. The forfeited account balances were approximately $860,000 and $886,000 as of December 31, 2010 and 2009, respectively.  The Plan used approximately $104,000 of forfeitures to reduce employer contributions during 2010.

Valuation of Participant Accounts

Participant account balances are valued based upon the number of shares of each investment credited to Participant accounts. Shares are revalued on a daily basis to reflect earnings and other transactions. Shares of common stock of The Coca-Cola Company are revalued on a daily basis to reflect changes in fair value. Participant accounts are updated on a daily basis to reflect transactions affecting account balances.

Participant Loans

Participants may borrow from their account balances subject to certain limitations. Participant loans may be taken from a combination of “Before-Tax,” “After-Tax,” and “Rollover” account balances. The following applies to Participant loans:

(a)   The maximum amount that a Participant may borrow is the lesser of 50% of their account balance or $50,000. The $50,000 maximum is reduced by the Participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)   The minimum loan amount is $1,000.

(c)   The loan interest rate is the prime rate as published in The Wall Street Journal on the business day prior to the day the loan is requested.

(d)   The loan repayment period is limited to five years for a general purpose loan and 15 years for a loan used to purchase or build a principal residence.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1 — Description of Plan (Continued)

Employee Stock Ownership Plan

The portion of the Plan invested in common stock of The Coca-Cola Company is designated as an employee stock ownership plan (“ESOP”) within the meaning of Code Section 4975(e)(7). Participants invested in common stock of The Coca-Cola Company may elect to receive their entire dividend amount as a cash payment made directly to them rather than have the dividend amount reinvested in their Plan account. The total amount of dividends paid directly to Participants was $ 2,039,006 during 2010. These dividends are included in Dividend income from common stock and Distributions to participants on the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Upon retirement, termination or disability, Participants may elect to receive payment from the Plan in a lump-sum distribution, installments or in partial payments (a portion paid in a lump sum, and the remainder paid later). Participants may elect in-service distributions from After-Tax account balances, or after attaining age 59½ from all vested account balances. Participants may elect to receive payment of the portion of their accounts invested in common stock of The Coca-Cola Company in shares rather than cash (“in-kind distributions”).

Plan Termination

The Company, by action of the Committee, reserves the right to, at any time and for any reason, terminate the Plan or completely discontinue contributions to the Plan.  The Plan shall be terminated or contributions shall be discontinued by a written instrument approved by the Committee by resolution.

In the event of the Plan’s termination, if no successor plan is established or maintained, lump sum distributions shall be made in accordance with the terms of the Plan as in effect at the time of the Plan’s termination or as thereafter amended.  To the extent any Trust assets represent amounts allocated to a Code Section 415 suspense account, such amounts may revert to the Employer.  The Plan Administrator’s authority shall continue beyond the Plan’s termination date until all Trust assets have been liquidated and distributed.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (ASC 820).  See Note 3 for fair value measurements.

Notes Receivable from Participants

Participant loans, which are classified as receivables, are stated at the unpaid principal balance plus any accrued but unpaid interest.

Investment Transactions and Income

Investment transactions are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest is recognized on an accrual basis.  Brokerage commissions on purchases and sales of common stock are considered transaction costs and are recorded as an increase to the cost basis of shares purchased and/or reduction of proceeds on a sale of shares. The net appreciation or depreciation in fair value of investments consists of realized gains and losses and changes in unrealized gains or losses of these investments during the year.  Realized gains and losses on investments are determined on the basis of average cost. Unrealized gains or losses on investments are based on changes in the market values or fair values of such investments.

Payment of Benefits

Distributions to participants are recorded when payment is made. In-kind distributions are recorded based on the market value of the shares at the date of distribution.

Administrative expenses

Certain administrative expenses were paid by the Plan, as permitted by the Plan document. All other administrative expenses were paid by the Company.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2 — Summary of Significant Accounting Policies (Continued)

Recent Accounting Standards or Updates

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution pension plans.  That guidance requires that participants loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. This accounting guidance is required to be applied to all prior periods presented. The Plan adopted this new guidance in its December 31, 2010 financial statements.  Participant loans of $21,596,441 for the year ended December 31, 2009 were reclassified from investments to notes receivable from participants.

Note 3 — Fair Value Measurements

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  ASC 820 also established a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

• Level 1 —     Quoted prices in active markets for identical assets or liabilities.

• Level 2 —     Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 —     Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 —Fair Value Measurements (Continued)

The fair values of investments as of December 31, 2010 and 2009 are summarized in the tables below:

December 31, 2010:	Level 1	Level 2	Level 3	Total

U.S. equity securities:

Company common stock	$933,648,768	$—	$—	$933,648,768
Collective trust funds	—	123,416,406	—	123,416,406
Mutual funds	271,601,044	—	—	271,601,044

International equity securities:
Mutual funds	134,852,368	—	—	134,852,368

Allocation funds:
Mutual funds	75,615,826	—	—	75,615,826

Fixed income securities:
Collective trust funds	—	128,801,368	—	128,801,368
Mutual funds	132,249,397	—	—	132,249,397

Money market funds	—	15,417,761	—	15,417,761

	$1,547,967,403	$267,635,535	$—	$1,815,602,938

December 31, 2009:	Level 1	Level 2	Level 3	Total

U.S. equity securities:
Company common stock	$840,709,061	$—	$—	$840,709,061
Collective trust funds	—	112,279,435	—	112,279,435
Mutual funds	220,677,880	—	—	220,677,880

International equity securities:
Mutual funds	119,317,051	—	—	119,317,051

Allocation funds:
Mutual funds	60,658,213	—	—	60,658,213

Fixed income securities:
Collective trust funds	—	129,618,372	—	129,618,372
Mutual funds	115,158,166	—	—	115,158,166

Money market funds	—	18,985,585	—	18,985,585

	$1,356,520,371	$260,883,392	$—	$1,617,403,763

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 —Fair Value Measurements (Continued)

The investment in common stock of The Coca-Cola Company is valued at the closing price per share on the New York Stock Exchange and is classified as Level 1.

The investments in mutual funds are valued at the publicly quoted net asset value (“NAV”) of the funds.  These funds are registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and are actively traded.  These investments are classified as Level 1.

Collective trust funds are similar to mutual funds, with an investment manager and written investment objective, but are not open to the public.  Collective trust funds are formed by combining investments of institutional investors, such as pension plans, to result in cost savings over other investment structures such as mutual funds.  The Plan’s collective trust funds consist of an Equity Index Fund and a short-term bond fund.  The collective trust funds have no redemption restrictions or unfunded commitments.  The collective trusts funds redemption frequency is daily and there is no redemption notice.  The Equity Index Fund’s objective is to match the performance of the S&P 500 Index before fund expenses.  The Equity Index Fund is valued based on NAV determined by investment manager based on the fair value of the underlying assets net of liabilities divided by the number of outstanding units of the trust on its valuation date. The objective of the short-term bond fund is to preserve principal, maintain high liquidity and earn an appropriate market return.  The short-term bond fund is valued at NAV per unit of the trust.  The short-term bond fund’s underlying investments are valued at amortized cost, which approximates market value. The Plan’s collective trust funds are classified as Level 2.

Money market funds are stated at cost plus accrued interest, which approximates fair value.  The Plan’s money markets funds are classified as Level 2.

The Plan’s valuation methods used to measure fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values.  The use of different methods to determine the fair value of investments could result in different estimates of fair value at the reporting date.

Note 4 — Investments

The fair value of individual investments that represented 5% or more of the Plan’s net assets as of December 31, 2010 and 2009 was as follows:

	2010	2009
Common stock of The Coca-Cola Company	$933,648,768	$840,709,061
Bank of America Retirement Preservation Trust	$128,801,368	$129,618,372
BlackRock Equity Index Fund	$123,416,406	$112,279,435

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 4 — Investments (Continued)

During the year ended December 31, 2010, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Common stock of The Coca-Cola Company	$126,564,134
Mutual funds	55,621,186
Collective trust funds	16,382,542
Net appreciation in fair value of investments	$198,567,862

Note 5 — Transactions with Parties-in-Interest

During the year ended December 31, 2010, the Plan had the following transactions relating to common stock of The Coca-Cola Company:

	Shares	Fair Value
Purchases	1,418,714	$79,331,127
Sales	1,289,400	$73,463,003
In-kind distributions	682,933	$39,492,551
Dividends received	N/A	$25,487,475

The Plan held the following investments in common stock of The Coca-Cola Company:

	Shares	Fair Value
December 31, 2010	14,195,663	$933,648,768
December 31, 2009	14,749,282	$840,709,061

The Plan’s investments in the Retirement Preservation Trust are managed by the Trustee.  The Plan’s investments in the Government Fund, BIF Money Fund, Small Cap Index Fund, International Index Fund, Basic Value Fund, Equity Index Fund, Global Allocation Fund, and Large Cap Core Fund are managed by BlackRock, Inc., an affiliate of the Trustee, and, therefore, the transactions in these funds qualify as party-in-interest.

Note 6 — Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant account balances and the amounts reported in the statement of net assets available for benefits.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 7 — Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 25, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan was amended subsequent to receipt of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee and the Company’s tax counsel believe the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believe the Plan, as amended, is qualified and the related trust is tax exempt.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan.  The financial statements effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

Note 8 — Subsequent Events

Plan management has evaluated material events and transactions that have occurred after the balance sheet date and concluded that no subsequent events have occurred through June 29, 2011, the date the financial statements were issued, that require adjustment to or disclosure in these financial statements.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

EIN:  58-0628465   PN: 002

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	MONEY MARKET FUNDS:

*	BlackRock, Inc.	Government Fund	$15,033,272

*	BlackRock, Inc.	BIF Money Fund	384,489

	Total Money Market Funds		15,417,761

	COMMON STOCK:

*	The Coca-Cola Company	Common Stock	933,648,768

	COLLECTIVE TRUST FUNDS:

*	BlackRock, Inc.	Equity Index Fund	123,416,406

*	Bank of America, N.A.	Retirement Preservation Trust	128,801,368

	Total Collective Trust Funds		252,217,774

	MUTUAL FUNDS:

	Allianz NFJ	Small Cap Value Fund	50,656,220

	American Funds	Growth Fund of America	28,529,517

	American Funds	2010 Target Date Retirement Fund	431,838

	American Funds	2015 Target Date Retirement Fund	1,697,120

	American Funds	2020 Target Date Retirement Fund	751,399

	American Funds	2025 Target Date Retirement Fund	642,637

	American Funds	2030 Target Date Retirement Fund	394,597

	American Funds	2035 Target Date Retirement Fund	433,770

	American Funds	2040 Target Date Retirement Fund	255,610

	American Funds	2045 Target Date Retirement Fund	5,054

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	MUTUAL FUNDS (CONTINUED):

	American Funds	2050 Target Date Retirement Fund	$19,574

	American Funds	2055 Target Date Retirement Fund	7,944

*	BlackRock, Inc.	Basic Value Fund	38,854,470

*	BlackRock, Inc.	Global Allocation Fund	70,976,283

*	BlackRock, Inc.	International Index Fund	21,410,710

*	BlackRock, Inc.	Large Cap Core Fund	11,414,145

*	BlackRock, Inc.	Small Cap Index Fund	15,763,583

	Calvert Asset Management Co., Inc.	Income Fund	24,977,689

	Davis Selected Advisors, L.P.	New York Venture Fund	35,148,757

	DWS Investments	U.S. Bond Index Fund	28,983,682

	Fidelity Investments	Advisor Diversified International Fund	2,888,499

	ING Investments, LLC	International Small Cap Fund	30,981,692

	ING Investments, LLC	International Value Fund	20,439,784

	Invesco	Capital Development Fund	16,700,786

	Invesco	International Growth Fund	18,088,736

	Invesco	Large Cap Growth Fund	10,138,251

	Janus Investments	Perkins Small Cap Value Fund	18,646,204

	Oppenheimer Funds	Equity Fund	12,982,820

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	MUTUAL FUNDS (CONTINUED):

	Pacific Investment Mgt. Co. (PIMCO)	Total Return Fund	$78,288,026

	Pioneer Investment Management, Inc.	Pioneer Fund	13,172,545

	RS Investments	RS Partners Fund	12,596,952

	Sentinel	Small Company Fund	6,996,794

	Thornburg Investment Management, Inc.	International Value Fund	41,042,947

	Total Mutual Funds		614,318,635

	PARTICIPANT LOANS:

*	Participants	Loans with interest rates ranging from
		3.25% to 10.5%. Maturities through 2025.	21,797,007

	TOTAL ASSETS (HELD AT END OF YEAR)		$1,837,399,945

*	Party-in-interest

Note: Column (d) cost is not required for participant-directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COCA-COLA COMPANY
THRIFT & INVESTMENT PLAN
(Name of Plan)

	By:	/s/ Susan M. Fleming
Susan M. Fleming
Chairperson, The Coca-Cola Company Benefits Committee

Date: June 29, 2011

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm